Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

04010994

March 24, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

SUPPL

Dear Sir/Mesdames:

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing on behalf of the above named foreign private issuer one copy of the following documents;

- Interim Report for the three months ended March 31, 2003
- Interim Report for the six months ended June 30, 2003
- Interim Report for the nine months ended September 30, 2003
- News releases of June 24, 2003, October 9, 2003, November 11, 2003, November 20, 2003, January 2, 2004, January 14, 2004 and March 9, 2004.

We trust you will find this in order.

GITENNES EXPLORATION INC.

Linda Dezura
Administrative Assistant

dlw 4/5

:LD
Enclosures.

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

04 MAR 31 7:21

News Release

GITENNES UPDATE ON ACTIVITIES

Vancouver, March 9, 2004; Gitennes Exploration Inc. (TSX-GIT) wishes to update shareholders on recent corporate activities and developments.

Exploration work in Peru is on-going. At Urumalqui, a gold and silver project being explored with 50% joint venture partner Meridian Gold Inc., detailed surface exploration work will commence this month. This work ranges from geophysical and geochemical surveys to additional detailed sampling of mineralized targets, to be followed by an extensive core drilling programme once all required permit applications have been approved. Previous work at Urumalqui has found five gold-silver vein targets outcropping at surface; drilling by the JV has tested only one of these veins, but over very large distances (1100 metres) and at comparatively wide-spaced 100 metre-spacings. Holes to depths of 160 metres below surface remain in strong oxide mineralization. Earlier drilling has also indicated the occurrence of potentially bulk-mineable lower grade, disseminated gold mineralization that is developed in the strongly altered wall rock surrounding the main vein. The up-coming drill programme will be testing this potential on both the main vein and in other areas of the property.

The Company is continuing with other work in Peru. Recent activities have included reconnaissance prospecting and sampling in new areas, primarily in southern Peru. A number of prospective areas have been identified and additional field work is planned. At La Chivona field work is planned for March and April. This will include additional mapping, rock sampling and an extensive soil sampling programme over an area that is prospective for copper-zinc-gold mineralization.

Separately, an affiliate of the Company has sold 112,092 shares of Monterrico Metals plc for net proceeds of £252,207 (CDN $ 623,000) to hold "nil" shares.

Joanne Bailey has resigned as Corporate Secretary and CFO to the Company. Her services over the past few years are appreciated. Lyle Hepburn has accepted the position of Corporate Secretary to the Company.

For further information, contact:

J Blackwell

Jerry Blackwell
President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

News Release

GITENNES REPORTS URUMALQUI EXPLORATION RESULTS

Vancouver, January 14, 2004; Gitennes Exploration Inc. (TSX-GIT) is pleased to report the most recent results of its exploration work at the Urumalqui Property, Peru. Urumalqui is a 50%-held gold and silver exploration joint venture with Meridian Gold Inc. (TSX-MNG), situated 55 kilometers east of Trujillo.

Hole #	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Silver oz/ton	Grid Location (m) Hole Inclination
URU03-13	116.00	119.70	3.70	0.83	238	6.9	L5S / 0+73W
Incl.	118.00	119.00	1.0	1.92	336	9.8	(-45°)
URU03-14	97.80	101.60	3.80	0.88	361	10.5	L2S / 0+41W
Incl.	97.80	99.00	1.20	1.79	320	9.3	(-75°)
URU03-15	161.00	174.00	13.00	1.15	136	4.0	L2S / 0+94W
Incl.	167.00	168.50	1.50	2.43	144	4.2	(-72°)
URU03-16	99.80	100.80	1.00	1.69	540	15.7	L6S / 0+43W (-45°)
URU03-17	30.50	32.50	2.00	3.43	2	0.1	L5N / 0+12W
and	76.00	82.25	6.25	1.00	20	0.6	(-76°)

Hole 13 is a 20-metre undercut of hole 6 which returned 2.10 metres grading 1.73 g/t gold and 461 g/t silver.

Hole 14 is an in-fill hole that cut the vein beneath an area of old underground workings.

Hole 15 is a 25-metre undercut of hole 9 which returned 13.20 metres grading 2.19 g/t gold and 212 g/t silver. At 160 metres, it is the deepest drill hole thus far, and remains in strong oxide mineralization.

Hole 16 is a 100-metre step-out from holes 6/13, to the southeast.

Hole 17 is a 100-metre step-out from hole 1, to the northwest. This hole also intersected a broad zone of alteration, mineralization and multiple veins. It is of considerable exploration interest.

All fourteen holes drilled thus far on the main Urumalqui vein are in **oxide** vein mineralization. The lower limit of oxidized rocks has not been reached, but may extend from 175 to 200 metres below surface. The system remains open along strike to the northwest and to the southeast and to depth.

The vein is enclosed by a broad zone of leached, vuggy to silicified volcanic rock that is host to a "halo" of disseminated gold mineralization. As noted in Gitennes' release of November 20th 2003, this gold-only mineralization is higher grade closest to the vein, except possibly in holes 17 and 1. Its potential to contribute to any eventual gold resource will be determined through additional drilling and metallurgical test work, but at current bullion prices it is of interest. The 1500-metre long, high-contrast gold-in-soil anomaly that was detected by grid soil sampling appears to reflect this style of mineralization, and similar targets appear elsewhere on the property.

.../2

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

04 MAR 31 AM 7:21

News Release

Vancouver, January 2, 2004: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide an exploration update.

Rio Seco Property, Peru – a nine-hole programme of reverse circulation (RC) drilling (totaling 1000 metres) has been completed. Seven holes were drilled in an area approximately 250 by 150 metres in size northwest of the original gold prospect. Two other holes are located approximately 250 metres north (RC9) and 500 metres further northwest (RC8) of the prospect.

Drill holes RC2 to 9 (inclusive) intersected low-grade molybdenum mineralization. The molybdenum mineralization is hosted within zones of quartz – chlorite veining and alteration, occurring as molybdenite associated with pyrite plus minor chalcopyrite and magnetite. Molybdenite was observed in drill cuttings over intersection lengths up to 11 metres, and multiple intervals occur in most holes. The highest individual molybdenum concentrations detected by geochemical analyses (ICP-MS) were encountered in holes RC2 (842 ppm Mo over 1 metre) and RC4 (584 ppm Mo over 1 metre) as well as RC 7 and RC 9. Associated metals include anomalous copper, lead, and tungsten. There is no indication of anomalous gold values with the molybdenum. Host rocks are metamorphosed volcanic rocks and granodiorite dykes or sills that are variably altered.

Holes RS - RC1 and RC2 were collared to test the original gold prospect and intersected the target over lengths of 8 and 24 metres. Gold values are low.

The relationship of the molybdenum mineralization to the original gold prospect is unclear. Given the large dimensions over which mineralization has been intersected and its association with copper in a shallow intrusive environment, it is likely that a concealed and previously unknown porphyry molybdenum – copper system is present. These first holes cut at shallow depths the northeastern edge of a broader, ring-shaped chargeability anomaly which is open to the south and east and at depths greater than 150 metres.

Gitennes is encouraged by these initial, though unexpected results. Additional field and laboratory work will precede the next phase of exploration drilling, and will commence in the New Year.

The RC drill programme at Rio Seco was supervised by J. R. Foster (P.Geo.). Analytical work was performed by ALS Chemex at facilities in Lima and Vancouver. Geophysical surveys were undertaken by Val d'Or Geofisica (Perú) S.A. in 1999.

Separately, an affiliate of the Company has sold 300,000 shares of Monterrico Metals plc for net proceeds of £405,000 (CDN $ 935,000) to hold 112,092 shares.

Also in Peru, the first phase of exploration drilling at Urumalqui (a 50% joint venture with Meridian Gold Inc.) has been completed. Results are being collated and will be released soon.

For further information contact:

J. Blackwell

Jerry Blackwell
President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

04 MAR 31 7:21

News Release

GITENNES HITS GOLD, SILVER AT URUMALQUI

Vancouver, November 20, 2003: Gitennes Exploration Inc. (TSX-GIT) is pleased to advise that thirteen core holes have been completed at the Urumalqui Project, a 50:50 joint venture between Gitennes and Meridian Gold Inc. Ten holes tested the volcanic-hosted epithermal Urumalqui Vein (results for the first nine holes are reported here, the tenth is pending) and three tested separate geophysical targets.

Drilling intersected the Urumalqui Vein along one kilometer of strike length, at depths ranging from 25 to 120 metres below the surface. These initial results confirm that the vein widths and grades found at surface continue at depth.

Core length vein intercepts, ordered from northwest to southeast, include:

Hole #	From (metres)	To (metres)	Length (metres)	Gold g/t	Silver g/t	Location & Angle (m)
URU03-01	32.75	40.30	7.55	1.55	119	L4N / 0+50W
Incl.	35.00	36.60	1.60	3.98	59	(-45°)
and	38.30	40.30	2.00	1.08	214	
URU03-02	75.35	79.65	4.30	0.38	22	L3N / 0+75W
Incl.	76.35	77.65	1.30	0.83	56	(-45°)
URU03-03	94.35	98.30	3.95	2.90	179	L2N / 1+00W
Incl.	96.25	97.00	0.75	4.64	340	(-45°)
URU03-04	40.80	44.80	4.00	1.80	93	L1N / 0+50W
Incl.	42.80	43.80	1.00	3.46	44	(-45°)
URU03-07	156.05	162.65	6.60	4.58	196	L0 / 1+20W
Incl.	158.00	159.00	1.00	24.90	201	(-65°)
URU03-08	147.30	151.85	4.55	0.31	284	L1S / 1+00W
Incl.	147.30	148.70	1.40	0.73	591	(-70°)
URU03-09	133.80	147.00	13.20	2.19	212	L2S / 1+00W
Incl.	142.00	144.00	2.00	5.43	162	(-65°)
URU03-05	65.85	69.05	3.20	2.28	190	L4S / 0+50W
Incl.	67.85	69.05	1.20	4.30	231	(-45°)
URU03-06	85.30	87.40	2.10	1.73	461	L5S / 0+56W
Incl.	85.30	86.30	1.00	2.65	625	(-45°)

An envelope of lower grade gold mineralization is developed on both sides of the vein. It is associated with silica-sericite-feldspar alteration and iron-stained, oxidized fractures (developed after pyrite). This gold-only mineralization appears to be higher grade close to the vein walls and decreases gradationally away from the vein structure. Its potential to contribute to any eventual gold resource will be determined through additional drilling and metallurgical test work. At this time it is considered to be a noteworthy geological feature. A 1500-metre long, high-contrast gold-in-soil anomaly that was detected earlier during grid soil sampling appears to be due, in part, to this style of mineralization.

Applying a lower assay limit of 0.1 g/t, combined disseminated gold and vein-gold intercepts within this envelope include:

Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)
URU03-01	28.55	58.65	30.10	0.51
URU03-03	79.00	99.55	20.55	0.66
URU03-04	32.75	47.80	15.05	0.58
URU03-07	149.80	166.15	16.35	1.99
URU03-09	132.30	151.00	18.70	1.47
URU03-05	59.85	71.05	11.20	0.83
URU03-06	63.90	96.00	32.10	0.45

Additional drilling is planned for Urumalqui during the month of December which will include both step-out and undercutting holes. No holes are yet planned for other vein targets, though this will happen with continuing favourable results.

Exploration work at Urumalqui is supervised by Gitennes' Vice President James Foster, P. Geo. Analytical services are provided by ALS Chemex Laboratories in Lima, Peru.

Gitennes Exploration Inc. is an exploration company active in Peru and Canada. In addition to the Urumalqui Project the company is also currently drilling at its 100%-owned Rio Seco prospect.

For further information contact:

Jerry Blackwell
President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

News Release

Gitennes Provides Exploration and Acquisition Update

Vancouver, November 11, 2003: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide shareholders with the following update.

Urumalqui Gold – Silver Project, Peru. The first phase of core drilling, planned at 13 holes totaling 1500 metres, is now 75% complete. An extension to the current drill programme is being considered and field work will continue into December. Both step-out and deeper drill holes are planned. Assay results will be released in batches. Urumalqui is a 50% joint venture with Meridian Gold Inc.

Rio Seco Gold Project, Peru. The reverse circulation (RC) drill programme is expected to begin this week. Gold mineralization at Rio Seco occurs in highly deformed and altered volcanic rocks, and may extend a distance of 700 metres under a dry river valley. The objective of the drill programme is to see if the grade of the target, which is 35 to 45 metres wide and ranges from 200 to 1600 ppb gold at surface, increases below the effects of surface leaching and oxidation. Eight to ten holes are planned, testing a combination of geological and geophysical targets.

Esten Option, Canada. The Company has optioned a 28-claim property located near Elliot Lake, Ontario. The property covers disseminated copper mineralization associated with a highly silicified shear zone. A four kilometer - long magnetic trend is associated with the target. Near the southeastern end of the magnetic feature is a 100 metre-long by 6 to 8 metre-wide zone of disseminated chalcopyrite and pyrite mineralization which was drilled in 1956 by Federal Kirkland Mining Co. (28 holes – 2925 metres) and again in 1974 by Esten Explorations Inc. (6 holes totaling 586 metres). Despite the presence of strong stockwork veining in an intensely silicified and chlorite-altered deformation zone, it appears that core samples were only assayed for copper and, accordingly, its gold potential is not known. Historic information contained in drill logs filed for assessment with the Ontario government report mineralized intervals of 0.2 to 2.74% copper over core lengths of 0.5 to 11 metres, which in turn suggest a weighted average intercept of 1.1% copper over 4.2 metres. Until recently the property was held under lease and has had no work since 1974. Gitennes intends to evaluate the gold and copper potential of the property and believes that additional mineralization could be found using contemporary geophysical and geochemical techniques.

Under the terms of the option agreement Gitennes has agreed, subject to regulatory and board approval, to issue 25,000 shares forthwith and will spend $100,000 on the property before November 4, 2004. Thereafter it may, at its option, make further annual issuances of 50,000, 50,000 and 75,000 shares on November 4, 2004, 2005 and 2006 respectively, and may expend an additional $500,000 before November 4, 2007. Upon meeting the terms of the option, Gitennes will own 100% of the Esten Property subject to a 3% net smelter returns (NSR) royalty. The NSR royalty is itself subject to certain transfer restrictions and Gitennes may reduce the royalty by either one-third or two-thirds with a buy-out at $1,000,000 per point.

For further information, contact:

Jerry Blackwell, President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Tel: 604.682.7970 Fax: 604.682.7903 e-mail: info@gitennes.com
www.gitennes.com

Gitennes Exploration Inc. – Drill Progammes

Vancouver, October 9, 2003: Gitennes Exploration Inc. (TSX-GIT) advises shareholders that exploration core drilling will begin next week at the Urumalqui gold – silver project. Urumalqui is a joint venture with Meridian Gold Peru. At least thirteen holes are planned in this first programme.

Urumalqui is a multi-target system located in the highly prospective Alto Chicama / Quiruvilca – Yanacocha district of north-central Peru. Exploration drilling is planned to test the *Urumalqui Principal*, the original prospect and our main target. This strong vein has been traced over a continuous distance of 1700 m, within which a 1000-m segment has an average grade of 3.9 g/t gold and 129 g/t silver over an average exposed width of 3 metres. Two to three holes will also test nearby geophysical targets.

Elsewhere in Peru, Gitennes:

1) expects to drill its Rio Seco property once suitable drill becomes available. The target at Rio Seco is lode-gold mineralization in deformed and altered metavolcanic rocks. At surface a 35 to 45-m wide zone of highly altered felsic volcanic rock has been found that is anomalous in gold (200 to 1600 ppb). The target may extend a distance of 700 m beneath a dry river valley. The objective of the drill programme is to confirm that gold mineralization extends to depth at favourable grades.

2) has completed a first-pass assessment of its La Chivona property located in northern Peru. La Chivona was staked to cover an area of Mesozoic volcanic and sedimentary rocks that are transected by major faults and shallow igneous intrusive units. Prospectors have found a number of mineralized showings that may represent evidence of larger, concealed disseminated copper-gold mineralization. Individual showings have not been explored in detail, as the Company intends to examine the greater potential first. Geological features noted thus far include:

   - a large area of silicified andesite where numerous hematitic shear zones and pods of replacement mineralization containing oxide copper, iron and arsenic-bearing minerals occur. Two chip samples from hematitic shears found 170 metres apart returned gold values of 2730 ppb over a 2.0 m sample length, and 2090 ppb over 20 cm. Replacement pods are poorly exposed, deeply weathered, and have not been systematically sampled since results are likely not representative. Selected grab samples range from 10 to 53,000 ppb gold and from 4070 to over 10,000 ppm copper;
   - several large areas of skarn have been found, some being associated with near massive hematite and manganese oxide mineralization. These contain anomalous levels of silver, copper, lead, zinc and gold.
   - several occurrences of antimony-rich veins, and larger areas of tourmaline-bearing breccia

   Earlier the Company completed an airborne magnetometer and radiometric survey over the property area. The survey identified several geophysical features that will require systematic ground follow-up.

3) continues to hold a 2% net smelter returns royalty on the Virgen Property, payable once the property has produced 145,000 ounces. The current owners of the Virgen have notified the government of their intention to operate a mine at the Virgen at a rate of 3000 tonnes per day employing a heap-leach, CIP facility. Government approval is pending; site preparation and construction is proceeding.

All exploration work is done under the supervision of J. Blackwell (P.Geo.) and J. Foster (P.Geo.) Gitennes Exploration Inc. is well-financed to undertake its current exploration projects, with cash resources of $1.0 million and marketable securities of $ 1.4 million.

For further information contact:

J Blackwell

Jerry Blackwell
President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Tel: 604.682.7970 Fax: 604.682.7903 e-mail: info@gitennes.com
www.gitennes.com

Gitennes Update – Peru Exploration

Vancouver, June 24, 2003: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide an update on its exploration activities. At the **Urumalqui Property**, a 50% joint venture with Meridian Gold Inc., exploration has identified a number of additional mineralized structures and anomalies. The property holdings have been increased to 2700 hectares.

A 2000 by 1200 metre survey grid was used for soil sampling and grid geophysics, covering the main Urumalqui vein and prospective areas laying to the north and west. A number of discrete chargeability and resistivity anomalies were detected by an induced polarization survey done by Val d'Or Geofisica SA of Lima, Peru. The relative attractiveness of these anomalies has been strengthened by the soil geochemical survey results that defined anomalous gold and silver concentrations over most of them, and by geological mapping that has documented several previously unknown veins. The area of exploration interest extends beyond the survey grid with showings and targets within an area that is 2800 metres long and from 1000 to 1500 metres wide, encompassing three main vein structures, including:

Urumalqui Principal: the original prospect and main target, has been traced over a continuous distance of 1700 m by mapping, IP and soil sampling. A total of 71 vein samples has been collected, from which a 1000 m segment is seen to be consistently mineralized with both gold and silver. Based upon 29 chip channel samples of the vein exposed at surface, the average gold grade in this segment is 3.9 g/t gold and 129 g/t silver over an average exposed width of 3 metres.

A strong coincident IP and soil geochemical anomaly was detected 200 m west of the vein, at the northern edge of the grid. Drilling is required to explain this anomaly.

La Mariscala is a 2200 m-long target that is poorly exposed in outcrop at its northwest end for 550 m and similarly over 600 m along the southeast end. The intervening 1050 metres is marked by a strong IP anomaly and intermittent high gold-in-soil anomalies. Twenty-two rock chip samples have been collected to date, averaging 476 ppb gold and 75 g/t silver, which are weighted towards the eastern end of the zone.

A secondary vein structure, Mariscala South, extends for 300 m into the hanging wall of Mariscala. Fifteen rock chip samples returned an average 466 ppb gold and 30 g/t silver across sample widths of 1 to 14 m.

Candual is a 1500 m-long zone of fracturing, veining and silicified rock that can be developed over widths up to 100 metres. Individual veins within the zone are narrower, ranging from 1 to 4.5 metres. Forty-two rock-chip samples have been collected thus far and average 588 ppb gold and 19.4 g/t silver. Sampling is weighted to the eastern end of the zone where gold values range from 314 to 2520 ppb. More sampling is required.

A secondary vein, *Penelope*, extends at least 250 m into the hanging wall of Candual.

Exploration work at Urumalqui is supervised by Qualified Person(s) Jerry Blackwell (P.Geo) and/or James Foster (P.Geo). Analytical services are provided by ALS Chemex SA in Lima, Peru.

Exploration work at Urumalqui will next enter a phase of diamond drilling in order to test the targets at shallow depths. Most of this will focus on Urumalqui Principal and nearby geophysical anomalies.

New Properties

Gitennes has acquired several new properties by staking, including a 7600 ha property in northern Peru. This un-named property is at an early stage of assessment, located in a region that has had little previous exploration. It is prospective for skarn-hosted gold and copper mineralization. A short programme of mapping, sampling and geophysics is planned to begin in early July. A more expansive, follow-up report will be issued once this work is concluded.

Gitennes is holding its Annual General Meeting today, June 24th at 1055 West Hastings Street, Vancouver, B.C. There will be a presentation on exploration following the meeting, and an opportunity to meet with the Officers of the Company.

For further information, contact:

Jerry Blackwell
President

Gitennes Exploration Inc.

INTERIM REPORT

For the
Nine Months Ended
September 30, 2003

Suite 2390, 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9
Tel: 604-682-7970
Fax: 604-682-7903
Website: www.gitennes.com

GITENNES EXPLORATION INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited)

2

Gitennes Exploration Inc. Statement 1

Interim Consolidated Balance Sheets

(Unaudited)

Canadian Funds

ASSETS	September 30, 2003	December 31, 2002
Current		
Cash and cash equivalents	$ 1,170,963	$ 846,234
Marketable securities *(Note 3)*	743,490	1,190
Accounts receivable	8,437	12,241
Prepaid expenses	3,486	15,385
	1,926,376	875,050
Mineral Properties *(Note 4)*	1,351,552	1,295,199
Capital Assets *(Note 5)*	70,081	52,648
	$ 3,348,009	$ 2,222,897

LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 57,203	$ 43,708

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	25,003,343	24,999,093
Contributed Surplus	25,000	25,000
Deficit - *Statement 2*	(21,737,537)	(22,844,904)
	3,290,806	2,179,189
	$ 3,348,009	$ 2,222,897

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Kenneth Booth", Director
KENNETH BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 2

Interim Consolidated Statements of Loss and Deficit

(Unaudited)

Canadian Funds

	Three Months Ended Sept. 30, 2003	Three Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002
Expenses				
Office rent, utilities and miscellaneous	$ 29,902	$ 6,384	$ 115,673	$ 59,525
Audit, accounting, legal and professional fees	45,851	17,409	111,045	83,414
Filing, transfer fees and investor relations	24,584	10,638	129,436	73,536
General exploration	35,797	37,076	113,546	131,290
Salaries and benefits	32,319	23,842	91,888	80,748
Depreciation	3,618	2,880	10,883	8,041
Interest and bank charges	671	684	2,181	7,335
Travel	1,803	-	2,272	159
Loss before the following:	(174,545)	(98,913)	(576,924)	(444,048)
Other Income (Expenses)				
Interest income	1,422	-	3,492	87
Other Income	-	12,503	-	12,503
Foreign exchange loss (gain)	(7,631)	33,527	(213,189)	(26,592)
Gain on sale of mineral properties	-	-	1,893,988	-
Loss on sale of fixed assets	-	-	-	(4,655)
Income (Loss) for the Period	(180,754)	(52,883)	1,107,367	(462,705)
Deficit, Beginning of Period	(21,556,783)	(22,663,093)	(22,844,904)	(22,253,271)
Deficit, End of Period	$ (21,737,537)	$ (22,715,976)	$ (21,737,537)	$ (22,715,976)
Income (Loss) Per Share - Basic	$ (0.01)	$ (0.01)	$ 0.04	$ (0.02)
Income (Loss) Per Share - Diluted	(0.01)	(0.01)	0.03	(0.02)
Weighted Average Number of Shares Outstanding	28,855,831	28,730,831	28,854,366	28,728,084

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

Interim Consolidated Statements of Cash Flows

(Unaudited)
Canadian Funds

	Three Months Ended Sept. 30, 2003	Three Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002
Cash flows from operating activities				
Income (loss) for the period	$ (180,754)	$ (52,883)	$ 1,107,367	$ (462,705)
Items not involving cash:				
Amortization	3,618	2,880	10,883	8,041
Net change in non-cash working capital items				
Accounts receivable	59,777	(2,554)	3,804	(14,213)
Prepaid expenses	-	-	11,899	-
Accounts payable and accrued liabilities	4,603	(128,884)	13,496	(119,242)
Gain on sale of mineral property	-	-	(1,893,988)	-
	(112,756)	(181,441)	(746,539)	(588,119)
Cash flows from investing activities				
Mineral properties - net of recoveries	(116,143)	(57,088)	(385,016)	(206,102)
Payments to acquire fixed assets	-	(7,600)	-	(14,759)
Proceeds on disposal of mineral property	-	-	1,484,600	-
Purchase of capital asset	(25,521)	-	(28,316)	-
Proceeds from sale of fixed assets	-	-	-	4,655
	(141,664)	(64,688)	1,071,263	(216,206)
Net increase (decrease) in cash and cash equivalents	(254,420)	(246,129)	324,729	(804,325)
Cash and cash equivalents - beginning of period	1,425,383	1,376,260	846,234	1,934,456
Cash and cash equivalents - end of period	$ 1,170,963	$ 1,130,131	$ 1,170,963	$ 1,130,131

Supplemental disclosure with respect to cash flows (*Note 7*)

- See Accompanying Notes -

1. Nature of Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Castle Keep Ltd., Minera Newcrest S.A., Castle Cary Ltd., Torre International Holdings Ltd., Rio Blanco Copper Ltd., Gitennes *Exploraciones Peru S.A., Compania Minera Seis Rios S.A., Compania Minera Majaz, S.A.*, Oromalqui Gold Corp. and Compania Minera Corimalqui S.A. The Corporation relinquished its interests in Rio Blanco Copper Ltd. and Compania Minera Majaz S.A. during the reporting period.

All of the Company's wholly owned subsidiaries have been accounted for under the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2002.

2. Accounting policies *(Continued)*

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Stock-Based Compensation

The Company has a fixed stock option plan as described in Note 6b. The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which applies to all awards of stock options, stock appreciation rights, etc., granted on or after January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to, or has a practice of, settling in cash are recorded as liabilities. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

The quoted market value of marketable securities at September 30, 2003 is $1,266,820.

Gitennes Exploration Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2003
(Unaudited)
Canadian Funds

---

4. Mineral Properties

a) Details of mineral property activities for the nine months ended September 30, 2003 are as follows:

	Fox BC	Bear and Badger Ontario	Rio Blanco Peru	Rio Seco Peru	Urumalqui Peru	La Chivona Peru	Other	Total
Balance December 31, 2002	$590,862	$227,050	$293,008	$104,589	$23,597	$ -	$56,093	$1,295,199
Additions during period:								
Acquisition and staking	-	19,250	-	-	9,968	34,250	1,000	64,468
Administration	-	-	-	-	-	2,706	31,329	34,035
Assay and Analysis	82	677	75	-	180	-	133	1,147
Drilling	-	-	-	-	51,139	-	-	51,139
Geology	6,225	6,294	7,956	211	41,050	18,563	28,227	108,526
Geophysics	-	600	-	-	16,756	58,424	1,602	77,382
Legal	-	-	18,893	-	-	-	-	18,893
Property	-	-	-	-	-	-	16,168	16,168
Salary		-	12,661	-	-	-	-	12,661
Supplies	-	-	320	-	-	-	-	320
Topographic survey	-	-	-	-	1,192	2,216	1,119	4,527
	6,307	7,571	39,905	211	110,317	81,909	78,578	324,798
Total additions during period	6,307	26,821	39,905	211	120,285	116,159	79,578	389,266
Proceeds on disposal of mineral property	-	-	(2,226,900)	-	-	-	-	(2,226,900)
Gain on sale of property	-	-	1,893,987	-	-	-	-	1,893,987
Balance September 30, 2003	$597,169	$253,871	$ -	$104,800	$143,882	$116,159	$135,671	$1,351,552

b) Cumulative resource costs as of September 30, 2003 are as follows:

	Acquisition	Exploration	Total 2003
Canada			
Fox, B.C.	$ 171,886	$ 425,283	$ 597,169
Bear and Badger, Ontario	35,750	218,121	253,871
Other	14,810	47,706	62,516
Peru			
Rio Seco	-	104,800	104,800
Urumalqui	9,968	133,914	143,882
La Chivona	34,250	81,909	116,159
Other	-	73,155	73,155
	$ 266,664	$ 1,084,888	$ 1,351,552

4. Mineral Properties *(Continued)*

c) Fox, Canada

By an agreement made effective October 16, 2000 and amended on October 16, 2002, the Company obtained an option to acquire a 100% interest in a property located in southern British Columbia known as the Fox property. Under the terms of the option agreement, future production from the Fox property is subject to a 1¼% net smelter return royalty. On October 14, 2003, the Company amended the agreement to defer any payments by a least one year. The following reflects the amended cash payments and share issue:

Due Date		Cash		Shares	
Upon execution	$	30,000	(paid)	200,000	(issued)
October 15, 2001		45,000	(paid)	-	
October 15, 2002		15,000	(paid)	100,000	(issued)
October 15, 2004		32,500		100,000	
Upon reaching a positive production decision		200,000		-	
	$	322,500		400,000	

At its option, the Company may satisfy 50% of the cash payments through the issuance of shares. The number of shares to be issued would be based on the weighted average trading price of the Company's shares for the ten-day period ending five days prior to such settlement.

In addition to the property covered by the option agreement, the Company has acquired, by staking, additional mineral claims adjacent to the Fox property.

d) Rio Blanco, Peru

On April 7, 2003, the Company sold its rights and interest to the Rio Blanco property to Monterrico Metals plc. The transaction value was US$1,500,000 (CDN$2,226,900) and was comprised of a cash payment of US$1,000,000 (CDN$1,484,600) plus 412,092 ordinary shares of Monterrico Metals plc valued at US$500,000 (CDN$742,300).

The Rio Blanco property is a copper project in northern Peru. On June 17, 2002, the Company signed an agreement with Monterrico Metals plc (Monterrico), a London-based exploration company. Under the terms of the agreement, Monterrico would have received up to a 75% interest in Rio Blanco through committed and optional expenditures of US$4,000,000 within five years. Thereafter a joint venture would have been formed with the Company holding a 25% interest and both parties funding future exploration and development costs proportionately. A non-participating party would be diluted based on standard dilution calculations down to a minimum 1.5% net smelter royalty.

e) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway. The property covers zones of gold mineralization.

f) Bear and Badger, Canada

On January 25, 2002, the Company entered into an option agreement to acquire two properties located in Ontario known as the Bear Property and the Badger Property. To complete the option and earn its 100% interest the Company must, at its option, make cash payments, issue shares and incur cumulative exploration expenditures as follows:

4. Mineral Properties *(Continued)*

f) Bear and Badger, Canada *(Continued)*

Due Date		Cash		Shares To be Issued			Cumulative Expenditures	
Upon execution	$	7,500	(paid)	25,000	(issued)	$	-	
January 17, 2003		15,000	(paid)	25,000	(issued)		60,000	(incurred)
January 17, 2004		20,000		25,000			120,000	(incurred)
January 17, 2005		25,000		25,000			180,000	(incurred)
	$	67,500		100,000				

The Company maintains the right to accelerate payment of the cash and issuance of the shares. The optionor retains a 2% net smelter returns royalty, 50% of which (1%) may be purchased by the Company for $500,000 at any time.

g) Urumalqui, Peru

The Urumalqui property is located in north-central Peru. The Company intends to explore and develop it with Meridian Gold Inc. ("Meridian"). Under the terms of an October 15, 2002 Letter of Intent with Meridian, the companies have each agreed to allocate US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. Once cumulative aggregate expenditures reach US$750,000, the project expenditures will increase to US$500,000 per company and Meridian will become project manager.

h) La Chivona

The Company has acquired, by staking, the La Chivona Property in northern Peru. The Company has completed an airborne geophysical survey over the property as well as prospecting and mapping. The property was staked to cover several gold, copper and zinc prospects.

i) Other Properties

During the year ended December 31, 2002, the Company staked various new claims in Canada and Peru. The Company holds all the claims 100%. These properties include the Lapidem, located in north-central Peru, and seven groups of claims collectively referred to as the Garden-Obonga properties, located in the Thunder Bay region of Ontario. These latter properties cover mostly geophysical targets and have undergone only early-stage exploration. They are individually referred to as the Gull River, Kab River, 811 East, 811 West, Kitchen, Naydo Lake, and Ruffo Lake claims. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

5. Capital Assets

		Cost	Accumulated Amortization	Net Book Value
Computer equipment	$	85,884	55,425	30,459
Furniture and fixtures		70,485	53,591	16,894
Equipment		25,533	2,805	22,728
	$	181,902	111,821	70,081

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value.

Issued and outstanding:

	Shares		Amount
Balance – December 31, 2002	28,830,831	$	24,999,093
For mineral properties *(Note 4f)*	25,000		4,250
Balance – September 30, 2003	28,855,831	$	25,003,343

b) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 3,400,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended September 30, 2003, the change in stock options outstanding was as follows:

	Shares
Options outstanding – December 31, 2002	2,840,000
Granted	550,000
Forfeited	(580,000)
Options outstanding – September 30, 2003	2,810,000

At September 30, 2003, the following stock options are outstanding:

Options Outstanding	Exercise Price	Expiry Date
280,000	$0.16	February 1, 2004
200,000	$0.18	April 10, 2004
930,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
550,000	$0.13	May 04, 2008
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
2,810,000		

All options outstanding at September 30, 2003 have vested.

The weighted average exercise price of the stock options outstanding at September 30, 2003 is $0.54 and the weighted average remaining contract life of the options is 4.16 years.

c) Stock-Based Compensation

During the nine months ended September 30, 2003, the Company granted stock options to employees to acquire up to an aggregate of 550,000 common shares at an exercise price of $0.13 per share.

Pursuant to the CICA standard of accounting for stock-based compensation, the fair value of the stock options granted to non-employees, would have been recorded as an expense in the period. Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

6. Share Capital (continued)

(c) Stock-Based Compensation (continued)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at September 30, 2003:

Risk-free interest rate	4.09%
Expected dividend yield	-
Expected stock price volatility	228%
Expected option life in years	5

The pro-forma effect on loss and loss per share for the period ended September 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	Sept. 30, 2003
Income for the period	
Reported	$ 1,107,367
Stock-based compensation expense	(70,950)
Pro-forma	$ 1,036,417
Income (loss) per share	
Basic – Reported	$ 0.04
Basic – Pro-forma	$ 0.04
Diluted – Reported	$ 0.03
Diluted – Pro-forma	$ 0.03

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

d) Warrants

At September 30, 2003, the change in warrants outstanding was as follows:

	Shares		Exercise Price
Warrants outstanding – December 31, 2002	350,000	$	0.45
Expired	(350,000)		-
Warrants outstanding – September 30, 2003	-		

7. Supplemental Cash Flow Information

		Sept. 30, 2003		Sept. 30, 2002
Significant non-cash operating, investing and financing activities				
Investing Activities:				
Mineral properties acquired through the issuance of shares	$	4,250	$	3,000
Marketable securities received on sale of mineral Property		742,300		-
Other Cash Flow Information:				
Interest received	$	2,107	$	-

8. Related Party Transactions

During the period, the Company incurred $112,500 (2002 - $112,500) in salaries and administrative and geological consulting fees to a director of the Company and its subsidiaries.

During the period, the Company incurred $42,171 (2002 - $12,232) in legal fees paid to a law firm in which a director of the Company is a partner.

9. Commitments

The Company has an agreement to lease office space until October 31, 2005, with a net annual lease commitment of approximately $45,000.

10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

September 30, 2003		Income (Loss)	Capital Assets	Identifiable Assets
Canada	$	118,063	47,170	1,116,104
British Virgin Islands		2,229,113	-	1,732,614
Peru		(1,239,809)	22,911	499,291
Total	$	1,107,367	70,081	3,348,009

11. Subsequent Event

On November 4, 2003, the Company was granted an option to acquire a 100% interest in a 28 claim property located near Elliot Lake, Ontario known as the Esten Property in consideration of the issue of 25,000 common shares and incurring initial exploration expenditures of $100,000 on the property, to be issued and expended over a one year period to November 4, 2004. Thereafter, the Company may, at its option, issue an additional 175,000 common shares and incur an additional $500,000 in exploration expenditures to be issued and expended over a three-year period to November 4, 2007. The property is subject to a 3% net smelter return royalty, which may be reduced to 1% with a cash payment of $1,000,000.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
James R. Foster	Vice-President
Joanne Bailey	Corporate Secretary and CFO

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ont. M5J 2Y1 Canada

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones del Perú S.A.
Tel. +511-422-8815
Email gitennes@terra.com.pe

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada
Tel. 604-682-7970
Fax. 604-682-7903
email info@gitennes.com
Website www.gitennes.com

CAPITALIZATION

As at September 30, 2003
Shares Authorized: Unlimited
Issued Capital: 28,855,831

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
Suite 1000 36 Toronto Street
Toronto, Ont. M5C 2C5 Canada

AUDITORS

Staley, Okada & Partners
10190 152A Street
Surrey, B.C. V3R 1J7 Canada

GITENNES

Exploration Inc.

INTERIM REPORT

For the
Six Months Ended
June 30, 2003

Suite 2390, 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9
Tel: 604-682-7970
Fax: 604-682-7903
Website: www.gitennes.com

GITENNES EXPLORATION INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited)

2

Gitennes Exploration Inc. Statement 1

Interim Consolidated Balance Sheets

(Unaudited)
Canadian Funds

ASSETS		June 30, 2003		December 31, 2002
Current				
Cash and cash equivalents	$	1,425,383	$	846,234
Marketable securities *(Note 3)*		743,490		1,190
Accounts receivable		68,214		12,241
Prepaid expenses		3,486		15,385
		2,240,573		875,050
Mineral Properties *(Note 4)*		1,235,409		1,295,199
Capital Assets *(Note 5)*		48,179		52,643
	$	3,524,161	$	2,222,897

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	52,601	$	43,708

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		25,003,343		24,999,093
Contributed Surplus		25,000		25,000
Deficit - *Statement 2*		(21,556,783)		(22,844,904)
		3,471,560		2,179,189
	$	3,524,161	$	2,222,897

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Kenneth Booth", Director
KENNETH BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 2

Interim Consolidated Statements of Loss and Deficit

(Unaudited)

Canadian Funds

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Expenses				
Office rent, utilities and miscellaneous	$ 61,203	$ 24,256	$ 85,772	$ 53,141
Audit, accounting, legal and professional fees	40,937	43,708	65,194	66,005
Filing, transfer fees and investor relations	35,741	44,649	104,852	62,898
Salaries and benefits	34,184	33,064	59,569	56,906
Depreciation	3,522	2,355	7,264	5,161
Interest and bank charges	897	1,046	1,510	6,651
Travel	469	(1,458)	469	159
Loss before the following:	(176,953)	(147,620)	(324,630)	(250,921)
Other Income (Expenses)				
Interest income	2,070	-	2,070	87
General exploration	(39,692)	(18,206)	(77,749)	(94,214)
Foreign exchange loss	(170,834)	(62,799)	(205,558)	(60,119)
Gain on sale of mineral properties	1,893,988	-	1,893,988	-
Loss on sale of fixed assets	-	(3,151)	-	(4,655)
Income (Loss) for the Period	1,508,579	(231,776)	1,288,121	(409,822)
Deficit, Beginning of Period	(23,065,362)	(22,431,317)	(22,844,904)	(22,253,271)
Deficit, End of Period	$ (21,556,783)	$ (22,663,093)	$ (21,556,783)	$ (22,663,093)
Gain (Loss) Per Share - Basic and Diluted	$ 0.05	$ (0.01)	$ 0.04	$ (0.02)
Weighted Average Number of Shares Outstanding	28,855,831	28,730,831	28,853,621	28,726,687

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

Interim Consolidated Statements of Cash Flows

(Unaudited)
Canadian Funds

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Cash Flows From Operating Activities				
Income (loss) for the period	$ 1,508,579	$ (231,776)	$ 1,288,121	$ (409,822)
Items not involving cash:				
Amortization	3,523	2,355	7,265	5,161
Changes in non-cash working capital items				
Accounts receivable	(60,406)	(2,559)	(55,973)	(11,659)
Prepaid expenses	-	-	11,899	-
Accounts payable and accrued liabilities	7,841	142,321	8,893	9,642
Gain on sale of mineral property	(1,893,988)	-	(1,893,988)	-
	(434,451)	(89,659)	(633,783)	(406,678)
Cash Flows From Investing Activities				
Mineral properties – net of recoveries	(140,177)	(194,749)	(268,873)	(149,014)
Proceeds on disposal of mineral property	1,484,600	-	1,484,600	(7,159)
Purchase of capital assets	-	3,151	(2,795)	4,655
	1,344,423	(191,598)	1,212,932	(151,518)
Net Increase (Decrease) in Cash and Cash Equivalents	909,972	(281,257)	579,149	(558,196)
Cash and cash equivalents - beginning of period	515,411	1,657,517	846,234	1,934,456
Cash and Cash Equivalents - End of Period	$ 1,425,383	$ 1,376,260	$ 1,425,383	$ 1,376,260

Supplemental disclosure with respect to cash flows (*Note 7*)

- See Accompanying Notes -

1. Nature of Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Castle Keep Ltd., Minera Newcrest S.A., Castle Cary Ltd., Torre International Holdings Ltd., Rio Blanco Copper Ltd., Gitennes Exploraciones Peru S.A., Compania Minera Seis Rios S.A., Compania Minera Majaz, S.A., Oromalqui Gold Corp. and Compania Minera Corimalqui S.A. The Corporation relinquished its interests in Rio Blanco Copper Ltd. and Compania Minera Majaz S.A. during the reporting period.

All of the Company's wholly owned subsidiaries have been accounted for under the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2002.

2. Accounting policies *(Continued)*

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Stock-Based Compensation

The Company has a fixed stock option plan as described in Note 6b. The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which applies to all awards of stock options, stock appreciation rights, etc., granted on or after January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to, or has a practice of, settling in cash are recorded as liabilities. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

The quoted market value of marketable securities at June 30, 2003 is $743,840.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Fox BC	Bear and Badger Ontario	Rio Blanco Peru	Rio Seco Peru	Urumalqui Peru	La Chivona Peru	Other	Total
Balance December 31, 2002	$590,862	$227,050	$293,008	$104,589	$23,597	$23,165	$32,928	$1,295,199
Additions during period:								
Acquisition and staking	-	19,250	-	-	-	-	10,303	29,553
Analysis	-	677	75	-	-	-	133	885
Consulting geology	3,256	6,294	7,956	-	18,326	5,032	17,518	58,382
Geophysics	-	600	-	-	17,031	27,097	2,835	47,563
Legal	-	-	18,893	-	-	-	-	18,893
Property	-	-	-	-	-	-	27,174	27,174
Salary	1,250	-	12,661	-	9,051	1,875	2,598	27,435
Supplies	-	-	320	-	19,013	-	800	20,133
Topographic survey	-	-	-	-	15,811	-	-	15,811
Travel	709	-	-	-	6,986	695	-	8,390
Other	-	-	-	-	14,286	-	4,618	18,904
	5,215	7,571	39,905	-	100,504	34,699	55,676	243,570
Total additions during period	5,215	26,821	39,905	-	100,504	34,699	65,979	273,123
Proceeds on disposal of mineral property	-	-	(2,226,900)	-	-	-	-	(2,226,900)
Gain on sale of property	-	-	1,893,987	-	-	-	-	1,893,987
Balance June 30, 2003	$596,077	$253,871	$ -	$104,589	$124,101	$57,864	$98,907	$1,235,409

b) Cumulative resource costs as of June 30, 2003 are as follows:

	Acquisition	Exploration	Total 2003
Canada			
Fox, B.C.	$ 171,886	$ 424,191	$ 596,077
Bear and Badger, Ontario	35,750	218,121	253,871
Other	14,810	47,706	62,516
Peru			
Rio Seco	-	104,589	104,589
Urumalqui	20,575	103,526	124,101
Other	9,303	84,952	94,255
	$ 252,324	$ 983,085	$ 1,235,409

4. Mineral Properties *(Continued)*

c) Fox, Canada

By an agreement made effective October 16, 2000 and amended on October 16, 2002, the Company obtained an option to acquire a 100% interest in a property located in southern British Columbia known as the Fox property. Under the terms of the option agreement, future production from the Fox property is subject to a 1¼% net smelter return royalty. To earn its interest, the Company must, at its option, make cash payments and issue shares as follows:

Due Date		Cash		Shares	
Upon execution	$	30,000	(paid)	200,000	(issued)
October 15, 2001		45,000	(paid)	-	
October 15, 2002		15,000	(paid)	100,000	(issued)
October 15, 2003		32,500		100,000	
Upon reaching a positive production decision		200,000		-	
	$	322,500		400,000	

At its option, the Company may satisfy 50% of the cash payments through the issuance of shares. The number of shares to be issued would be based on the weighted average trading price of the Company's shares for the ten-day period ending five days prior to such settlement.

In addition to the property covered by the option agreement, the Company has acquired, by staking, additional mineral claims adjacent to the Fox property.

d) Rio Blanco, Peru

The Rio Blanco property is a copper project in northern Peru. On June 17, 2002, the Company signed an agreement with Monterrico Metals plc (Monterrico), a London-based exploration company. Under the terms of the agreement, Monterrico could earn up to a 75% interest in Rio Blanco through committed and optional expenditures of US$4,000,000 within five years. Thereafter a joint venture would be formed with the Company holding a 25% interest and both parties funding future exploration and development costs proportionately. A non-participating party will be diluted based on standard dilution calculations down to a minimum 1.5% net smelter royalty.

On April 7, 2003, the Company sold its rights and interest to the Rio Blanco property to Monterrico Metals plc. The transaction value was US$1,500,000 (CDN$2,226,900) and was comprised of a cash payment of US$1,000,000 (CDN$1,484,600) plus 412,092 ordinary shares of Monterrico Metals plc valued at US$500,000 (CDN$742,300).

e) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway. The property covers zones of gold mineralization.

f) Bear and Badger, Canada

On January 25, 2002, the Company entered into an option agreement to acquire two properties located in Ontario known as the Bear Property and the Badger Property. To complete the option and earn its 100% interest the Company must, at its option, make cash payments, issue shares and incur cumulative exploration expenditures as follows:

4. Mineral Properties *(Continued)*

f) Bear and Badger, Canada *(Continued)*

Due Date	Cash		Shares To be Issued		Cumulative Expenditures	
Upon execution	$ 7,500	(paid)	25,000	(issued)	$ -	
January 17, 2003	15,000	(paid)	25,000	(issued)	60,000	(incurred)
January 17, 2004	20,000		25,000		120,000	(incurred)
January 17, 2005	25,000		25,000		180,000	(incurred)
	$ 67,500		100,000			

The Company maintains the right to accelerate payment of the cash and issuance of the shares. The optionor retains a 2% net smelter returns royalty, 50% of which (1%) may be purchased by the Company for $500,000 at any time.

g) Urumalqui, Peru

The Urumalqui property is located in north-central Peru. The Company intends to explore and develop it with Meridian Gold Inc. ("Meridian"). Under the terms of an October 15, 2002 Letter of intent with Meridian, the companies have each agreed to allocate US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. Once cumulative aggregate expenditures reach US$750,000, the project expenditures will increase to US$500,000 per company and Meridian will become project manager.

h) La Chivona

The Company has acquired, by staking, the La Chivona Property in northern Peru. The Company has completed an airborne geophysical survey over the property as well as prospecting and mapping. The property was staked to cover several gold, copper and zinc prospects.

i) Other Properties

During the year ended December 31, 2002, the Company staked various new claims in Canada and Peru. The Company holds all the claims 100%. These properties include the Lapidem, located in north-central Peru, and seven groups of claims collectively referred to as the Garden-Obonga properties, located in the Thunder Bay region of Ontario. These latter properties cover mostly geophysical targets and have undergone only early-stage exploration. They are individually referred to as the Gull River, Kab River, 811 East, 811 West, Kitchen, Naydo Lake, and Ruffo Lake claims. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

5. Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 70,494	54,482	16,012
Furniture and fixtures	85,884	53,717	32,167
	$ 156,378	108,199	48,179

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value.

Issued and outstanding:

	Shares		Amount
Balance – December 31, 2002	28,830,831	$	24,999,093
For mineral properties *(Note 4f)*	25,000		4,250
Balance – June 30, 2003	28,855,831	$	25,003,343

b) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 3,400,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended June 30, 2003, the change in stock options outstanding was as follows:

	Shares
Options outstanding – December 31, 2002	2,840,000
Granted	550,000
Forfeited	(580,000)
Options outstanding – June 30, 2003	2,810,000

At June 30, 2003, the following stock options are outstanding:

Options Outstanding	Exercise Price	Expiry Date
280,000	$0.16	February 1, 2004
200,000	$0.18	April 10, 2004
930,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
550,000	$0.13	May 04, 2008
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
2,810,000		

All options outstanding at June 30, 2003 have vested.

The weighted average exercise price of the stock options outstanding at June 30, 2003 is $0.54 and the weighted average remaining contract life of the options is 4.41 years.

c) Stock-Based Compensation

During the six months ended June 30, 2003, the Company granted stock options to employees to acquire up to an aggregate of 550,000 common shares at an exercise price of $0.13 per share.

Pursuant to the CICA standard of accounting for stock-based compensation, the fair value of the stock options granted to non-employees, would have been recorded as an expense in the period. Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

6. Share Capital (continued)

(c) Stock-Based Compensation (continued)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at June 30, 2003:

Risk-free interest rate	4.09%
Expected dividend yield	-
Expected stock price volatility	228%
Expected option life in years	5

The pro-forma effect on loss and loss per share for the period ended June 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	June 30, 2003
Income for the period	
Reported	$ 1,288,121
Stock-based compensation expense	(70,950)
Pro-forma	$ 1,217,171
Basic and diluted gain per share	
Reported	$ 0.04
Pro-forma	$ 0.04

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

d) Warrants

At June 30, 2003, the change in warrants outstanding was as follows:

	Shares	Exercise Price
Warrants outstanding – December 31, 2002	350,000	$ 0.45
Expired	(350,000)	-
Warrants outstanding – June 30, 2003	-	

7. Supplemental Cash Flow Information

		June 30, 2003		June 30, 2002
Significant non-cash operating, investing and financing activities				
Investing Activities:				
Mineral properties acquired through the issuance of shares	$	4,250	$	3,000
Marketable securities received on sale of mineral property		742,300		-
Other Cash Flow Information:				
Interest received	$	1,872	$	-

8. Related Party Transactions

During the period, the Company incurred $75,000 (2002 - $75,000) in salaries and administrative and geological consulting fees to directors of the Company and its subsidiaries.

During the period, the Company incurred $28,772 (2002 - $12,232) in legal fees paid to a law firm in which a director of the Company is a partner.

9. Contingencies and Commitments

a) The Company has an agreement to lease office space until October 31, 2005, with a net annual lease commitment of approximately $45,000.

10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

June 30, 2003		Gain (Loss)	Capital Assets	Identifiable Assets
Canada	$	212,395	47,996	1,076,915
British Virgin Islands		1,148,906	-	2,034,017
Peru		(73,180)	183	413,229
Total	$	1,288,121	48,179	3,524,161

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
James R. Foster	Vice-President
Joanne Bailey	Corporate Secretary and CFO

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ont. M5J 2Y1 Canada

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones del Perú S.A.
Tel. +511-422-8815
Email gitennes@terra.com.pe

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

Tel.	604-682-7970
Fax.	604-682-7903
email	info@gitennes.com
Website	www.gitennes.com

CAPITALIZATION

As at June 30, 2003

Shares Authorized:	Unlimited
Issued Capital:	28,855,831

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
Suite 1000 36 Toronto Street
Toronto, Ont. M5C 2C5 Canada

AUDITORS

Staley, Okada & Partners
10190 152A Street
Surrey, B.C. V3R 1J7 Canada

GITENNES

Exploration Inc.

INTERIM REPORT

For the Three Months Ended March 31, 2003

Suite 2390, 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9
Tel: 604-682-7970
Fax: 604-682-7903
Website: www.gitennes.com

Gitennes Exploration Inc. | Statement 1

Interim Consolidated Balance Sheets

(Unaudited)
Canadian Funds

ASSETS		**March 31, 2003**		**December 31, 2002**
Current				
Cash and cash equivalents	$	515,411	$	846,234
Marketable securities		1,190		1,190
Accounts receivable		7,808		12,241
Prepaid expenses		3,486		15,385
		527,895		875,050
Mineral Properties *(Note 3)*		1,428,145		1,295,199
Capital Assets *(Note 4)*		51,701		52,648
	$	2,007,741	$	2,222,897

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	44,760	$	43,708
Continued Operations *(Note 1)*				
Contingencies and Commitments *(Note 7)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 5)*		25,003,343		24,999,093
Contributed Surplus		25,000		25,000
Deficit - *Statement 2*		(23,065,362)		(22,844,904)
		1,962,981		2,179,189
	$	2,007,741	$	2,222,897

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Kenneth Booth", Director
KENNETH BOOTH

- See Accompanying Notes -

2

Gitennes Exploration Inc.

Statement 2

Interim Consolidated Statements of Loss and Deficit

For the Three Months Ended March 31
(Unaudited)
Canadian Funds

	2003	2002
Expenses		
Filing, transfer fees and investor relations	$ 69,111	$ 18,249
Salaries and benefits	25,385	23,842
Office rent, utilities and miscellaneous	24,569	28,885
Audit, accounting, legal and professional fees	24,257	22,297
Amortization	3,742	2,806
Interest and bank charges	613	5,605
Travel	-	1,617
	147,677	103,301
Other Expense (Income)		
Foreign exchange loss (gain)	34,724	(2,680)
General exploration	38,057	76,008
Loss on sale of fixed assets	-	1,504
Interest income	-	(87)
Loss for the Period	220,458	178,046
Deficit - Beginning of period	22,844,904	22,253,271
Deficit - End of Period	$ 23,065,362	$ 22,431,317
Loss Per Share - Basic and Diluted	$ 0.01	$ 0.01
Weighted Average Number of Shares Outstanding	28,853,331	28,730,831

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 3

Interim Consolidated Statements of Cash Flows

For the Years Three Months Ended March 31
(Unaudited)
Canadian Funds

		2003		2002
Cash Flows from Operating Activities				
Loss for the period	$	(220,458)	$	(178,046)
Items not involving cash				
Amortization		3,742		2,806
		(216,716)		(175,240)
Changes in non-cash working capital items				
Accounts receivable		4,433		(9,100)
Prepaid expense		11,899		-
Accounts payable and accrued liabilities		1,052		(132,679)
		(199,332)		(317,019)
Cash Flows from Investing Activities				
Mineral properties - net of recoveries		(128,696)		45,735
Proceeds on disposal of mineral property		-		(7,159)
Purchase of capital assets		(2,795)		1,504
		(131,491)		40,080
Net Decrease in Cash and Cash Equivalents		(330,823)		(276,939)
Cash and cash equivalents - Beginning of period		846,234		1,934,456
Cash and Cash Equivalents - End of Period	$	515,411	$	1,657,517

Supplemental Cash Flow Information
During the period, the Company conducted the following non-cash transactions:

Non-Cash Investing Activities				
Mineral properties acquired through the issuance of shares	$	4,250	$	3,000

- See Accompanying Notes -

1. Nature of Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Castle Keep Ltd., Minera Newcrest S.A., Castle Cary Ltd., Torre International Holdings Ltd., Rio Blanco Copper Ltd., Gitennes Exploraciones Peru S.A., Compania Minera Seis Rios S.A., and Compania Minera Majaz, S.A.

All of the Company's wholly owned subsidiaries have been accounted for under the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2002.

2. Accounting policies – *Continued*

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Stock-Based Compensation

The Company has a fixed stock option plan as described in Note 5b. The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which applies to all awards of stock options, stock appreciation rights, etc., granted on or after January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to, or has a practice of, settling in cash are recorded as liabilities. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

3. Mineral Properties

a) Details of mineral property activities are as follows:

	Fox BC	Bear and Badger Ontario	Rio Blanco Peru	Rio Seco Peru	Urumalqui Peru	Other	Total
Balance December 31, 2002	$590,862	$227,050	$293,008	$104,589	$23,597	$56,093	$1,295,199
Additions during period:							
Acquisition and staking	-	19,250	-	-	-	11,401	30,651
Analysis	-	676	75	-	-	133	884
Consulting geology	-	3,099	5,947	-	1,459	3,853	14,358
Geophysics	-	600	-	-	15,621	600	16,821
Salary	-	-	10,000	-	5,413	1,250	16,663
Supplies	-	-	320	-	18,023	-	18,343
Topographic survey	-	-	-	-	14,395	-	14,395
Travel	-	-	-	-	6,545	-	6,545
Other	-	-	-	-	14,286	-	14,286
	-	4,375	16,342	-	75,742	5,836	102,295
Total additions during period	-	23,625	16,342	-	75,742	17,237	132,946
Balance March 31, 2003	$590,862	$250,675	$309,350	$104,589	$99,339	$73,330	$1,428,145

b) Cumulative resource costs as of March 31, 2003 are as follows:

	Acquisition	Exploration	Total 2003
Canada			
Fox, B.C.	$ 171,886	$ 418,976	$ 590,862
Bear and Badger, Ontario	35,750	214,925	250,675
Other	14,810	46,869	61,679
Peru			
Rio Blanco	279,414	29,936	309,350
Rio Seco	-	104,589	104,589
Urumalqui	20,575	78,764	99,339
Other	10,401	1,250	11,651
	$ 532,836	$ 895,309	$ 1,428,145

c) **Fox, Canada**

By an agreement made effective October 16, 2000 and amended on October 16, 2002, the Company obtained an option to acquire a 100% interest in a property located in southern British Columbia known as the Fox property. Under the terms of the option agreement, future production from the Fox property is subject to a 1¼% net smelter return royalty. To earn its interest, the Company must, at its option, make cash payments and issue shares as follows:

Due Date	Cash		Shares	
Upon execution	$ 30,000	(paid)	200,000	(issued)
October 15, 2001	45,000	(paid)	-	
October 15, 2002	15,000	(paid)	100,000	(issued)
October 15, 2003	32,500		100,000	
Upon reaching a positive production decision	200,000		-	
	$ 322,500		400,000	

3. **Mineral Properties** - *Continued*

c) **Fox, Canada** - *Continued*

At its option, the Company may satisfy 50% of the cash payments through the issuance of shares. The number of shares to be issued would be based on the weighted average trading price of the Company's shares for the ten-day period ending five days prior to such settlement.

In addition to the property covered by the option agreement, the Company has acquired, by staking, additional mineral claims adjacent to the Fox property.

d) **Rio Blanco, Peru**

The Rio Blanco property is a copper project in northern Peru. On June 17, 2002, the Company signed an agreement with Monterrico Metals plc (Monterrico), a London-based exploration company. Under the terms of the agreement, Monterrico may earn up to a 75% interest in Rio Blanco through committed and optional expenditures of US$4,000,000 within five years. Thereafter a joint venture would be formed with the Company holding a 25% interest and both parties funding future exploration and development costs proportionately. A non-participating party will be diluted based on standard dilution calculations down to a minimum 1.5% net smelter royalty.

Subsequent to March 31, 2003, the Company sold its rights and interest to the Rio Blanco property to Monterrico *(Note 9)*.

e) **Rio Seco, Peru**

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway. The property covers zones of gold mineralization.

f) **Bear and Badger, Canada**

On January 25, 2002, the Company entered into an option agreement to acquire two properties located in Ontario known as the Bear Property and the Badger Property. To complete the option and earn its 100% interest the Company must, at its option, make cash payments, issue shares and incur cumulative exploration expenditures as follows:

Due Date		Cash		Shares To be Issued			Cumulative Expenditures	
Upon execution	$	7,500	(paid)	25,000	(issued)	$	-	
January 17, 2003		15,000	(paid)	25,000	(issued)		60,000	(incurred)
January 17, 2004		20,000		25,000			120,000	(incurred)
January 17, 2005		25,000		25,000			180,000	(incurred)
	$	67,500		100,000				

The Company maintains the right to accelerate payment of the cash and issuance of the shares. The optionor retains a 2% net smelter returns royalty, 50% of which (1%) may be purchased by the Company for $500,000 at any time.

3. Mineral Properties - *Continued*

g) Urumalqui, Peru

The Urumalqui property is located in north-central Peru. The Company intends to explore and develop it with Meridian Gold Inc. ("Meridian"). Under the terms of an October 15, 2002 Letter of Intent with Meridian, the companies have each agreed to allocate US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. Once cumulative aggregate expenditures reach US$750,000, the project expenditures will increase to US$500,000 per company and Meridian will become project manager.

h) Other Properties

During the year ended December 31, 2002, the Company staked various new claims in Canada and Peru. All the claims are held 100% by the Company. These properties include the Lapidem, located in north-central Peru, and seven groups of claims collectively referred to as the Garden-Obonga properties, located in the Thunder Bay region of Ontario. These latter properties cover mostly geophysical targets and have undergone only early-stage exploration. They are individually referred to as the Gull River, Kab River, 811 East, 811 West, Kitchen, Naydo Lake, and Ruffo Lake claims. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

4. Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 85,884	$ 52,007	$ 33,877
Furniture and fixtures	70,495	52,671	17,824
	$ 156,379	$ 104,678	$ 51,701

5. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	Shares	Amount
Balance – December 31, 2002	28,830,831	$ 24,999,093
For mineral properties *(Note 3f)*	25,000	4,250
Balance – March 31, 2003	28,855,831	$ 25,003,343

5. Share Capital - *Continued*

b) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 3,400,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended March 31, 2003, the change in stock options outstanding was as follows:

	Shares
Options outstanding – December 31, 2002	2,840,000
Options outstanding – March 31, 2003	2,840,000

At March 31, 2003, the following stock options are outstanding:

Options Outstanding	Exercise Price	Expiry Date
580,000 *	$0.27	May 4, 2003
280,000	$0.16	February 1, 2004
200,000	$0.18	April 10, 2004
930,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
2,840,000		

All options outstanding at March 31, 2003 have vested.

* Subsequent to March 31, 2003, the 580,000 options expired unexercised.

The weighted average exercise price of the stock options outstanding at March 31, 2003 is $0.56 and the weighted average remaining contract life of the options is 3.61 years.

c) Warrants

At March 31, 2003, the change in warrants outstanding was as follows:

	Shares	Exercise Price
Warrants outstanding – December 31, 2002	350,000	$ 0.45
Expired	(350,000)	-
Warrants outstanding – March 31, 2003	-	

6. Related Party Transactions

During the period, the Company incurred $55,426 (2002 - $69,621) in salaries and administrative and geological consulting fees to directors of the Company and its subsidiaries.

7. Contingencies and Commitments

a) The Board of Directors of the Company have adopted a shareholder rights plan whereby, in the event of a takeover bid or change in control (transactions involving the acquisition of 20% or more of the Company's voting shares) each shareholder has the right, for each common share held, to purchase from the Company for an exercise price (currently $30 per share) that number of shares having aggregate market value equal to twice the price. The plan has a three-year term and expires May 16, 2003.

b) The Company has an agreement to lease office space until October 31, 2005, with a net annual lease commitment of approximately $23,000.

8. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

March 31, 2003	Gain (Loss)	Capital Assets	Identifiable Assets
Canada	$ 95,525	$ 51,518	$ 1,104,167
British Virgin Islands	(175)	-	400,830
Peru	(315,808)	183	502,744
Total	$ (220,458)	$ 51,701	$ 2,007,741

9. Subsequent Events

On April 7, 2003, the Company sold its rights and interests in the Rio Blanco property to Monterrico Metals plc *(Note 3d)*. The transaction value is US$1,500,000 (Cdn$2,226,900) and is comprised of a cash payment of US$1,000,000 plus 412,092 common shares of Monterrico valued at US$500,000.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
James R. Foster	Vice-President
Joanne Bailey	Corporate Secretary and CFO

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ont. M5J 2Y1 Canada

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones del Perú S.A.
Tel. +511-422-8815
Email gitennes@terra.com.pe

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

Tel.	604-682-7970
Fax.	604-682-7903
email	info@gitennes.com
Website	www.gitennes.com

CAPITALIZATION

As at March 31, 2003

Shares Authorized:	Unlimited
Issued Capital:	28,855,831

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
Suite 1000 36 Toronto Street
Toronto, Ont. M5C 2C5 Canada

AUDITORS

Staley, Okada & Partners
10190 152A Street
Surrey, B.C. V3R 1J7 Canada

12